Meganet Corporation
2510 E. Sunset Road, Unit 5-777
Las Vegas, NV  89120

November 8, 2012

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:           Meganet Corporation
Form S-1/A Registration Statement Under the Securities Act of 1933
File No. 333-176256

Dear Mr. Spirgel:

On behalf of Meganet Corporation (the “Company”) we hereby submit this acceleration request and seek an Order of the Commission declaring the above-referenced registration statement effective at 3:00 p.m. November 9, 2012, or as soon thereafter as is reasonably practicable.

In this regard, please be advised that the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing ; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request for acceleration of effectiveness of the registration statement will also confirm the Company’s awareness of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of securities specified in the above registration statement.

If you have any questions on this matter, you may contact Mr. Gary R. Henrie, Attorney at Law at (801) 310-1419.

Sincerely,

Meganet Corporation

/s/ Saul Backal
Chief Executive Officer